SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXCERPT OF THE MINUTES OF SPECIAL MEETING OF THE BOARD OF DIRECTORS OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON APRIL 24, 2006, DRAWN UP IN SUMMARIZED FORMAT.

NIRE: 33300011595

1. Date: April 24, 2006.

2. Time: 2 p.m.

3. Place: Rua São José, nº 20, Grupo 1602, parte, Rio de Janeiro/RJ.

4. Attendees: Benjamin Steinbruch (Chairman), Jacks Rabinovich (Vice-Chairman), Antonio Francisco dos Santos, Fernando Perrone, Mauro Molchansky, Dionísio Dias Carneiro Netto and Claudia Maria Sarti (Secretary of the Meeting).

6. Agenda: 6.1 – Debentures – The Board of Directors of the Company decided, by unanimous vote of the presents, with regard to the 4th issuance by the Company of non convertible and without real security debentures, for public placement in the domestic capital market, approved in Board of Directors’ meeting held on December 20, 2005: (i) to ratify, as per set forth in the Board of Directors’ meeting held on December 20, 2005, the remunerative income for the debentures corresponding to 103.6% (one hundred and three point six percent) of the accumulated variation of the average daily rates of “DI – Depósitos Interfinanceiros” of a day, over extra-group, expressed in the percentage format per year, base 252 (two hundred and fifty two) working days, calculated and publicized by “Câmara de Custódia e Liquidação – CETIP”; and (ii) to authorize the executive board to take all necessary measures to implement the decisions herein drawn up, being allowed to, inclusively, execute the amendment to the public deed for issuance of debentures (which draft, initialized by the presents, was filed the head office of the Company), the coordination agreement and any other documents related to the issuance of the debentures. I certify that the decisions herein drawn up are accurate copy of the original minutes filed with the head offices of the Company.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti
Secretary of the Meeting of the
Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.